Exhibit 99.68

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT

(Form 51-102 F3)

1.	Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)

6345 Dixie Road, Suite 200

Mississauga, Ontario

L5T 2E6

TSX Symbol – JE

2.	Date of Material Change:

December 13, 2011

3.	News Release:

A copy of the press release issued by Just Energy and filed with the TSX and through Canadian News Wire Service on December 13, 2011 is attached as Schedule A.

4.	Summary of Material Change:

Just Energy announced it had filed and cleared a normal course issuer bid (“NCIB”) with the Toronto Stock Exchange (the “TSX”). The TSX accepted the NCIB on December [12], 2011. At the same time Just Energy announced it plans to suspend its Dividend Reinvestment Plan effective February 1, 2012.

5.	Full Description of Material Change:

General Background

In addition to providing Shareholder liquidity, Just Energy believes that its common shares (“Shares”) have been trading in a price range which does not adequately reflect the value of such Shares in relation to Just Energy’s business and accordingly Just Energy’s future business prospects. As a result, depending upon future price movements and other factors, Just Energy believes that its outstanding Shares represent an attractive investment.

Just Energy was entitled to commence purchasing Shares on December 16, 2011 and may continue to purchase up to a maximum of 13,200,917 Shares, in the aggregate, to December 15, 2012 (but no more than 82,430 Shares on any one trading day), when the NCIB terminates. A copy of the Notice of Intention as filed with and accepted by the TSX is attached as Schedule B hereto. All Shares purchased pursuant to the NCIB will be cancelled.

6.	Reliance on Confidentiality Provision:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

For further information, please contact Ken Hartwick, Chief Executive Officer and President at (905) 795-3557 or Beth Summers, Chief Financial Officer at (905) 795-4206.

9.	Date of Report:

December 20, 2011

The information provided in the above Material Change Report is complete and accurate and contains no misrepresentation.

(signed) “Ken Hartwick”

Ken Hartwick – President and Chief Executive Officer

(signed) “Beth Summers”

Beth Summers – Chief Financial Officer

c.c. The Toronto Stock Exchange

SCHEDULE A

TSX: JE

FOR IMMEDIATE RELEASE

PRESS RELEASE

NORMAL COURSE ISSUER BID

SUSPENSION OF DIVIDEND REINVESTMENT PLAN

TORONTO, ONTARIO—December 13, 2011—Just Energy Group Inc. (“Just Energy”) announced today that the Toronto Stock Exchange has accepted a notice filed by Just Energy of its intention to make a normal course issuer bid to purchase its common shares (the “Shares”).

The notice provides that Just Energy may, during the 12 month period commencing December 16, 2011 and ending December 15, 2012, purchase on the Toronto Stock Exchange as well as alternative trading systems up to 13,200,917 Shares in total, being approximately 10% of the “public float” of Shares. The aggregate number of Shares that Just Energy may purchase during any trading day will not exceed 82,430 Shares, being approximately 25% of the average daily trading volume of the Shares based on the trading volume on the TSX for the most recently completed six calendar months preceding the date of the Notice of Intention, subject to Just Energy’s ability to make block purchases through the facilities of the TSX in accordance with the TSX rules. Any Shares purchased pursuant to this normal course issuer bid will be cancelled by Just Energy. The price that Just Energy will pay for any Shares will be the market price at the time of acquisition. The actual number of Shares which may be purchased and the timing of any such purchases will be determined by Just Energy. At December 12, 2011 there were 138,919,857 Shares of Just Energy outstanding.

Just Energy’s management believes that the Shares have been trading in a price range which does not adequately reflect their value in relation to Just Energy’s business and its future business prospects. Depending upon future price movements and other factors, Just Energy believes that Just Energy’s outstanding Shares represent an attractive investment and a desirable use of a portion of its available funds.

Contemporaneously with the commencement of the Normal Course Issuer Bid, Just Energy has, effective February 1, 2012 suspended the ability of Shareholders to participate in Just Energy’s Distribution Reinvestment Plan until further notice.

Executive Chair Rebecca MacDonald stated: “With our conversion to a corporation we maintained our dividend at $1.24 per share which currently represents a 12.5% yield on the current market price. Not only are our current dividends sound but we do not see any circumstance which would constrain our ability to continue to pay them in the future.”

“Based on future growth and our sustainable $1.24 annual dividend, we believe that our share price is significantly undervalued. We have been able to show growth during difficult economic times and continue with the view that our growth will meet or exceed our corporate objectives” stated Chief Executive Officer Ken Hartwick. “Because of the financial performance of the business, we generate sufficient funds both to support future growth and to institute a share buy back program. A normal course issuer bid is simple common sense.”

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

FORWARD-LOOKING STATEMENTS

Just Energy’s press releases may contain forward-looking statements including statements pertaining to closing of the Offering and the anticipated timing thereof, customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Offering levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

SCHEDULE B

NOTICE OF INTENTION TO PURCHASE COMMON SHARES OF JUST

ENERGY GROUP INC.(1)

Trading Symbol—JE

December 13, 2011

(1)	Just Energy Group Inc. (“Just Energy”), was converted to a corporation from an income trust effective January 1, 2011( the “Conversion”). All references in this Notice of Intention to Just Energy, its shares, its shareholders and its dividends are, prior to January 1, 2011 deemed respectively to be references to the Fund, its units, its unitholders and its distributions.

1.	Securities Sought:

(a)	class of securities subject to the NCIB: Common Shares of Just Energy (the “Shares”).

(b)	total number of Shares:

(i)	issued and outstanding: as of December 12, 2011 – 138,919,857 Shares

(ii)	in the total public float: 132,009,176 Shares – (See attached Schedulele).

(c)	percentage of Shares that may be purchased under the NCIB is for:
(i)	% of issued and outstanding (maximum 5%):
6,945,000 Shares

(ii)%	of the public float, as the case may be (maximum 10%):
13,200,917 Shares

(d)	maximum number of securities that may be acquired under the NCIB: 13,200,917 Shares.

(e)	where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought: Up to 13,200,917 Shares.

(f)	is the issuer an investment fund: NO
If the answer is NO, the average daily trading volume for six months prior to the date hereof is 329,719 Shares. No more than 25% of the average daily trading volume will be purchased on any one trading day – ie., no more than 82,430 Shares.

(g)	if the issuer has a class of restricted securities: No

(i)	a description of the voting rights of all equity securities:
N/A

(ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

2.	Duration: The normal course issuer bid will commence December 16, 2011, and will terminate on December 15, 2012 or on such earlier date as Just Energy may complete its purchases pursuant to this Notice.

3.	Method of Acquisition: Purchases of Shares of Just Energy pursuant to this Notice will be effected through the facilities of the TSX as well as alternative trading systems and, subject as herein provided, at times and in numbers to be determined by Just Energy. The purchase of and payment for the Shares acquired pursuant to this Notice will be made by Just Energy in accordance with the by-laws and rules of the TSX and the price which Just Energy will pay for any such Shares will be the market price of such Shares at the time of acquisition. During the period of this Notice, Just Energy will make no purchase (other than by way of an exempt offer) of Shares other than open market purchases. Just Energy intends to finance the purchase price for the Shares purchased by it pursuant to this Notice from its working capital. All Shares purchased pursuant to the Notice will be cancelled.

4.	Consideration Offered: There are no restrictions on the price Just Energy is willing to pay and there are no other restrictions relating to the NCIB.

5.	Reasons for the NCIB: In addition to providing shareholder liquidity, Just Energy believes that its Shares are trading in a price range which does not adequately reflect the value of such Shares in relation to Just Energy’s business and its $1.24 annual dividend – a yield of in excess of 12.5%—and accordingly Just Energy’s future business prospects. As a result, depending upon future price movements and other factors, Just Energy believes that Just Energy’s Shares represent an attractive investment.

6.	Valuation: After reasonable inquiry, there has been no formal appraisal or valuation of Just Energy known to the directors or officers of Just Energy regarding Just Energy, their material assets or securities, prepared within the two year period preceding the date of this Notice.

7.	Previous Purchases: During the 11 month period ended November 30, 2011 Just Energy has not purchased any Shares under an NCIB.

8.	Persons Acting Jointly or In Concert with the Issuer: There is no person acting jointly or in concert with Just Energy.

9.	Acceptance by Insiders, Affiliates and Associates: No director or senior officer of Just Energy or, to the knowledge of the directors and officers of Just Energy after reasonable inquiry, any associate of any director or senior officer of Just Energy or any person acting jointly or in concert with Just Energy or any person holding 10% or more of any class of equity securities of Just Energy has any present intention to sell Shares of Just Energy during the period of this Notice. However, sales of Shares of Just Energy through the facilities of the TSX or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. During the period of this Notice, Just Energy intends to require any investment dealer who acts simultaneously for Just Energy, and for a seller of Shares of Just Energy on the TSX to assure Just Energy, in writing, that such seller is not known to the investment dealer to be an insider of the Just Energy, an associate of an insider of the Just Energy or an associate or affiliate of Just Energy.

10.	Benefits from the NCIB: There will be no direct or indirect benefits received by directors or senior officers of Just Energy that will not also be received by all other shareholders of Just Energy who sell or do not sell.

11.	Material Changes in the Affairs of Just Energy: There have been no material changes in the affairs of Just Energy which have not been generally disclosed and neither has Just Energy any plans or proposals for material changes in its affairs which have not been generally disclosed.

12.	Participating Organization Information:

(a)	Name of broker: CIBC World Markets

(b)	Name of registered representative:
James	Beattie – Managing Director – Head of Institutional Cash Equities

(c)	Address of broker: 161 Bay Street, 5th Floor

(d)	Fax number: (416) 594-8465

(e)	Telephone number: (416) 594-8500

13.	Other Significant Information: significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: NONE

14.

Certificate: The undersigned senior officers of Just Energy, duly authorized by the Just Energy board of directors, certify that this notice is complete and accurate and in compliance with Sections 628 and 629 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be

stated	or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Toronto, December 13, 2011.

JUST ENERGY GROUP INC.

By:	(“signed) Ken Hartwick
KEN HARTWICK
President and Chief Executive Officer

By:	(“signed) Beth Summers
BETH SUMMERS
Chief Financial Officer